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                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3

           RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                                     (AMENDMENT NO. 3)

                            SEVEN J STOCK FARM, INC.
                           Common Stock, $1 par value
                               CUSIP # 817851-10-8
John R. Parten, R.F. Pratka, William C. Bennett and Bruce Franke, Filing Persons
                            John R. Parten, President
                            Seven J Stock Farm, Inc.
                       16945 Northchase Drive, Suite 1800
                              Houston, Texas 77060
                                  281-874-2101

This statement is filed in connection with (check the appropriate box):
a. /X/ The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2), Regulation 14C (Sections 240.14c-1 through 240.14c-101) or Rule 13e-3(c)(Section 240.13e-3(c)) under the Securities Exchange Act of 1934 ("the Act").
b. / / The filing of a registration statement under the Securities Act of 1933.
c. / /  A tender offer.
d. / /  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: / /

Check the following box if the filing is a final amendment reporting the results of the transaction: / /

                            Calculation of Filing Fee

 Transaction Valuation*                   Amount of Filing Fee
--------------------------------------------------------------------------------
 $ 225,620                                $ 18.25

* The "Transaction Valuation" amount referred to above is approximately the product of 58,000 fractional shares of old common stock to be purchased and $3.89, the cash price per share to be paid for fractional shares of old common stock.

** In accordance with Rule 0-11 under the Securities Act of 1934, as amended, the Filing Fee is determined by multiplying the Transaction Valuation by ..0000809.

/X/ Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $18.61
     Form or Registration Number: Schedule 14A, preliminary proxy statement Filing Party: Seven J Stock Farm, Inc.
     Date Filed: November 6, 2002

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                                  INTRODUCTION

This Third Amended Going-Private Transaction Statement (the "Statement") is being filed by SEVEN J STOCK FARM, INC., a Texas corporation (the "Company") and John R. Parten, R.F. Pratka, William C. Bennett and Bruce Franke (collectively the "Directors" and with the Company, the "Filing Persons") jointly as filing persons, pursuant to Section 13(e) of the Securities Exchange Act of 1934 (the "Exchange Act"), as amended and Rule 13e-3 thereunder in connection with a 1 for 1,000 reverse split of the Company's common stock, par value $1 (the "Old Common Stock"), with a cash payment of $3.89 per share of Old Common Stock in lieu of fractional shares (the "Reverse Stock Split"). This Statement is intended to satisfy the reporting requirements by each filing person of Section 13(e) of the Exchange Act.

A definitive proxy statement of the Company relating to the solicitation of proxies for the Special Meeting of the Shareholders (the "Proxy Statement") is being filed concurrently with this filing. Except as otherwise set forth below, the information set forth in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference in response to the items of this Schedule 13e-3.

The Company will not solicit proxies over the Internet. The Company does not currently have any other written solicitation materials. If the Company creates any further materials, such other all written soliciting materials used to solicit proxies will be filed under cover of the Proxy Statement.

Item 1. SUMMARY TERM SHEET

This summary describes the most material terms of the proposed Reverse Stock Split and may not contain all of the information that is important to you. To better understand the terms and conditions of the Reverse Stock Split, as well as the consequent amendments to our Articles of Incorporation, you should carefully read this entire document and the Proxy Statement, their attachments and the other documents to which we refer.

Please refer to the Proxy Statement under the caption "PROXY STATEMENT FOR SPECIAL MEETING OF SHAREHOLDERS TO BE HELD SEPTEMBER 24, 2003" for additional Information about the time, place and date of meeting.

o The one for one thousand Reverse Stock Split and purchase of fractional shares resulting has been unanimously approved by our Board of Directors and is proposed to take us private by reducing the number of shareholders of record to fewer than 300, thereby: (i) relieving us of the costs of filing public documents, (ii) relieving the Company from the ongoing and increasing risks and obligations of regulation under the Securities Exchange Act of 1934, as amended, and (iii) allowing us to continue our long-term business plans.


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      Please refer to the discussion set forth in the Proxy Statement under the caption "PURPOSE AND REASONS FOR THE REVERSE STOCK SPLIT."

o If the Reverse Stock Split is approved by the shareholders and implemented:

     -Each share of Old Common Stock will be exchanged for 1/1,000 of a share of new common stock, par value $1,000 (the "New Common Stock").

     -No new certificates representing fractional shares will be issued. Instead, fractional shares will be purchased from holders at a rate of $3.89 per whole share of Old Common Stock. This transaction will not involve commissions or transaction fees that would be charged if you sold shares on the open market. We estimate that up to an aggregate of approximately $225,620 will be paid to approximately 730 of our shareholders for their resulting fractional shares.

      A detailed discussion is set forth in the Proxy Statement under the captions "EXCHANGE OF CERTIFICATES AND PAYMENT OF FRACTIONAL SHARES," "CERTAIN EFFECTS OF REVERSE STOCK SPLIT PROPOSAL ON THE COMPANY'S SHAREHOLDERS," and "FEDERAL INCOME TAX CONSEQUENCES."

o Our Articles of Incorporation will be amended to reduce the number of authorized shares of our Old Common Stock in the same one for one thousand ratio, from 1,500,000 shares to 1,500 authorized shares, which is in proportion to the Reverse Stock Split.

      See the information set forth in the Proxy Statement under the caption "SPECIAL FACTORS."

o If the Reverse Stock Split is approved, after the transaction is completed, we estimate we will have approximately 33 shareholders, which is fewer than 300 shareholders of record of our New Common Stock remaining. Therefore registration of our Old Common Stock under the Securities Exchange Act of 1934, as amended, will be terminated. As a result, after the registration is terminated, our Old Common Stock will no longer be traded over-the-counter in the Pink Sheets, and there will be no public market for the New Common Stock.

      See the Proxy Statement under the caption "CERTAIN EFFECTS OF REVERSE STOCK SPLIT PROPOSAL ON THE COMPANY'S SHAREHOLDERS."

o Additionally, once our registration is terminated, we will not have to provide our shareholders with information that we currently provide, such as annual, quarterly and other reports required to be filed by us with the Securities and Exchange Commission (the "SEC").

      See the Proxy Statement under the caption "CERTAIN EFFECTS OF REVERSE STOCK SPLIT PROPOSAL ON THE COMPANY'S SHAREHOLDERS."

o Under Texas law, the law governing the Reverse Stock Split, you do not have the right to demand the appraised value of your shares (dissenter's rights) if you vote against the proposed transaction.

      More detailed information is set forth in the Proxy Statement under the caption "APPRAISAL RIGHTS AND DISSENTER'S RIGHTS."


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Item 2. Subject Company Information

     (a) NAME AND ADDRESS. Seven J Stock Farm, Inc. is a Texas corporation with its principal place of business located at 16945 Northchase, Suite 1800, Houston, Texas 77060-2151. The telephone number of its principal place of business is 281-874-2101.

     (b) SECURITIES. As of August 1, 2003, Seven J Stock Farm, Inc. had 1,451,000 shares of issued and outstanding Old Common Stock, par value $1.00.

     (c) TRADING MARKET AND PRICE. The Company's securities are not traded on any public exchange, but are traded over the counter in the Pink Sheets. There is no established trading market for the securities, except for limited or sporadic quotations. The prices reflect interdealer prices without retail mark-ups, markdowns or commissions, and may not necessarily represent actual transactions. The high and low trading prices for the previous two years are as follows:

     QUARTER           2003            2002          2001
                    High   Low      High  Low     High  Low
     -------------------------------------------------------
     First         $4.008 $3.509   $2.50  $2.50  $3.00  $3.00
     Second        $4.008 $3.01    $3.50  $2.50  $3.00  $2.00
     Third         $4.008 $3.125   $3.50  $3.50  $3.00  $2.00
     Fourth                        $3.50  $3.45  $2.50  $2.50

     (d) DIVIDENDS. The Company has not paid any dividends with respect to any of its securities during the fiscal years ended October 31, 2002 and 2001. Although no restrictions exist for the payment of dividends, any future payment of cash dividends will depend upon the Company's earnings, financial condition, capital requirements, and other factors deemed relevant by the Board of Directors.

     (e) PRIOR PUBLIC OFFERINGS. The Company has not made any underwritten public offerings for cash in the past three years.

     (f) PRIOR STOCK PURCHASES. The Company has not purchased any of the subject securities in the past two years.

Item 3. Identity and Background of Filing Person

     (a) NAME AND ADDRESS. The filing persons are the subject company, Seven J Stock Farm, Inc., 16945 Northchase Drive, Suite 1800, Houston, Texas 77060, phone number is 281-874-2101, and the following affiliates:

               John R. Parten, director and shareholder
               16945 Northchase Drive, Suite 1800
               Houston, Texas 77060
               281-874-2101

               R.F. Pratka, director and shareholder
               16945 Northchase Drive, Suite 1800
               Houston, Texas 77060
               281-874-2101



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               William C. Bennett, director and shareholder
               P.O. Box 666
               Madisonville, Texas 77864
               936-348-2711

               Bruce Franke, director and shareholder
               P.O. Box 557
               Willis, Texas 77378
                936-856-3040

          The executive officers of the Company are:

               John R. Parten, Chairman of the Board and President 16945 Northchase Drive, Suite 1800
               Houston, Texas 77060
               281-874-2101

               R.F. Pratka, Vice President and Treasurer
               16945 Northchase Drive, Suite 1800
               Houston, Texas 77060
               281-874-2101

               Virginia O. Cortinas, Secretary
               16945 Northchase Drive, Suite 1800
               Houston, Texas 77060
               281-874-2101

          The Board of Directors of the Company are:

               John R. Parten
               16945 Northchase Drive, Suite 1800
               Houston, Texas 77060
               281-874-2101

               R.F. Pratka
               16945 Northchase Drive, Suite 1800
               Houston, Texas 77060
               281-874-2101

               William C. Bennett
               P.O. Box 666
               Madisonville, Texas 77864
               936-348-2711

               Bruce Franke
               P.O. Box 557
               Willis, Texas 77378
               936-856-3040

     (b)  BUSINESS AND BACKGROUND OF ENTITIES. Not applicable.

     (c)  BUSINESS AND BACKGROUND OF NATURAL PERSONS.

            John R. Parten is currently a Director, President and Chairman of the Company. His principal occupation is the President and Director of


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      Parten Operating, Inc. located at 16945 Northchase Drive, Suite 1800,
      Houston, TX 77060 (1997-Present). Parten Operating, Inc. is an operator of 96 oil and gas wells in Houston County, Texas and surrounding counties. In the past five years he has also been a director of the Madison Pipe Line Company, a wholly-owned subsidiary of the Company engaged in natural gas gathering and compression (1997-Present), Trinity Valley Pecan Company, a 50% subsidiary of the Company engaged in pecan processing and seasonal gift pack sales (1998-Present), Farmers Oil Company, an oil and gas exploration company focused in the East Texas area (1997-Present), Rainbow Pipe Line Company, a natural gas gathering and compression company (1997-Present), The Parten Foundation, a charitable foundation (1997-Present), and Saturn Gas Systems (a vehicle lessor and operator of a fueling station), each of which is located at 16945 Northchase Drive, Suite 1800, Houston, TX 77060.

            R. F. Pratka is currently a Director, Vice President and Treasurer of the Company (1997-Present). His principal occupation is Co-Trustee of the J. R. Parten Ranch Trust, a testamentary trust established under the will of Jubal R. Parten, founder of the Company, engaged in the business of buying hay, owning ranch land adjacent to the Company in Houston County, Texas and owning certain gas royalty interests (1998-Present). In the past five years he has also been a director of the Madison Pipe Line Company (1997-Present), Trinity Valley Pecan Company (1997-Present), Farmers Oil Company (1997-Present), Rainbow Pipe Line Company (1997-Present) and The Parten Foundation (1997-Present), each of which is located at 16945 Northchase Drive, Suite 1800, Houston, TX 77060.

            William C. Bennett is currently a Director and Shareholder of the Company. His principal occupation is President and Director of the Madisonville State Bank located at P.O. Box 666, Madisonville, Texas 77864 (1997-Present). Madisonville State Bank is a state chartered bank in Madisonville, Texas. Additionally, in the past five years he has been a director for the Madison St. Joseph Health Center, a local hospital in Madisonville, Texas (1997-Present), Brazos Valley Affordable Housing Corp., a local low income housing authority (1997-Present) and the Director and President of the Madison County Economic Development Corporation, a local economic development agency (1997-Present).

            Bruce Franke is currently a Director of the Company (2002). His principal occupation for the last five years is one of the owners of Franke Interests, a company that owns working and royalty interests in oil and gas wells in Texas, located at P.O. Box 557, Willis, Texas 77378. Mr. Franke also serves on the Board of Directors of Central Natural Resources, a company engaged in oil and gas, real estate holdings, coal reserves and stock equities businesses, located in Kansas City, Missouri (1997-Present).

            Virginia O. Cortinas was elected Secretary of the Company on March 20, 2001. Her principal occupation for the last five years has been as an assistant to John R. Parten. For the past five years, she has served as the Vice President and Director of Parten Operating, Inc. located at 16945 Northchase Drive, Suite 1800, Houston, TX 77060 (1997-Present). She is also on the Board of Directors of Farmers Oil Company (1997-Present), Rainbow Pipe Line Company (1997-Present) and Saturn Gas Systems, Inc., a vehicle lessor and fueling station operator in Sand Ridge, Texas (1997-Present).

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     None of the Company's executive officers or directors was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors).

     None of the Company's executive officers or directors has been a party to a judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

     All of the Company's executive officers and directors are citizens of the United States.

     (d)  TENDER OFFER. Not applicable.

Item 4. TERMS OF THE TRANSACTION

     (a) TERMS. The Board of Directors of the Company has approved for presentation to and approval of the shareholders of the Company an amendment to its Articles of Incorporation that would effect a one for one thousand Reverse Stock Split of its Old Common Stock. A copy of the proposed amendment to the Articles of Incorporation is attached as an exhibit to the Proxy Statement. Pursuant to the proposed amendment, each holder of 1,000 shares of the Company's Old Common Stock will receive one share of the Company's New Common Stock. All shareholders holding fractional shares as of the effective date of the Reverse Stock Split will receive a cash payment for their fractional shares equal to $3.89 per share of Old Common Stock in lieu of fractional shares.

         Approval of the transaction will require the affirmative vote of two-thirds of the shares present, in person or by proxy, at the Special Meeting. Mr. Parten, the President and a member of the Board of Directors owns 74.25% of the issued and outstanding Old Common Stock.

         Refer to the information set forth in the Proxy Statement under the captions "PURPOSE AND REASONS FOR THE REVERSE STOCK SPLIT," "EXCHANGE OF CERTIFICATES AND PAYMENT OF FRACTIONAL SHAREHOLDERS, and "CERTAIN EFFECTS OF THE REVERSE STOCK SPLIT ON THE COMPANY'S SHAREHOLDERS" and "FEDERAL INCOME TAX CONSEQUENCES."

     (b) DIFFERENT TERMS. There are no terms or arrangements in the transaction that treat any holders of Old Common Stock differently from other holders of Old Common Stock.

     (c) APPRAISAL RIGHTS. The shareholders do not have the right to demand the appraised value of their shares (dissenter's rights) in conjunction with the proposed transaction.

         Refer to the information set forth in the Proxy Statement under the caption "APPRAISAL RIGHTS AND DISSENTER'S RIGHTS."

     (d) PROVISIONS FOR UNAFFILIATED SECURITIES HOLDERS. Unaffiliated securities holders will have the right to request copies of the HFBE fairness opinion from


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Howard, Frazier, Barker & Elliot, Inc. ("HFBE")and the underlying appraisals from James Connor Smith ("Smith"), B.P. Huddleston & Co., Inc. ("Huddleston") and Hawkins, James & Still Equipment Co. ("Hawkins") and will have all rights of inspection of the books and records of the Company that they currently have under applicable Texas statutes.

         Refer to the information set forth in the Proxy Statement under the caption "REPORTS RELATING TO THE REVERSE STOCK SPLIT."

     (e) ELIGIBILITY FOR LISTING OR TRADING. Following the Reverse Stock Split, no securities of the Company will be eligible for trading on an automated quotations system or over the counter.

     (f) PURCHASES. Certain officers, directors and affiliated persons own stock in the Company and will have their shares converted or cashed out pursuant to the terms and conditions of the Reverse Stock Split as follows:

------------------------------------------------------------------------
                                               Shares         Shares
Name                      Total Shares     Cashed Out         Converted
------------------------------------------------------------------------
Farmers Oil Company(1)            29,457           457           29,000
------------------------------------------------------------------------
Betty Anne Franke Trust(2)        58,614           614           58,000
------------------------------------------------------------------------
John R. Parten (3)(4)          1,077,425           425        1,077,000
------------------------------------------------------------------------
Bruce Franke (4)                      84            84                0
------------------------------------------------------------------------
William C. Bennett (4)               142           142                0
------------------------------------------------------------------------
Robert F. Pratka (3)(4)              131           131                0
------------------------------------------------------------------------

(1) Farmers Oil Company is an affiliate. Its majority shareholder is John R. Parten.
(2) Bruce Franke is the life expectancy beneficiary of the Betty Anne Franke Trust.
(3)   Executive officer of the Company.
(4)   Director of the Company.

Item 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

    (a) TRANSACTIONS. John R. Parten and Robert F. Pratka, officers, directors and shareholders of the Company are co-trustees of the J.R. Parten Ranch Trust, a trust created under the will of J.R. Parten, as well as several oil and gas pipeline and operating companies, and certain ranch land ventures.

        Information concerning guarantees of certain debts and ranch leases and ventures with related parties, and other sales transactions concerning the products of the Company are also disclosed in the Form 10-KSB for the year ended October 31, 2002, in "Business" and "MD&A" and also in the notes to consolidated financial statements all incorporated hereto by reference to the Form 10-KSB for the year ended October 31, 2002, as amended.


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        The following is a description of significant related party transactions for the fiscal years ended October 31, 2002 and 2001:

                                                              YEAR ENDED
                                                              OCTOBER 31,
                                                            2002      2001
                                                          --------   --------
                                                            (in thousands)
     DESCRIPTION OF RELATED PARTY TRANSACTIONS:
       50% share in revenue from gathering systems
       operated by pipeline company owned by
       John R. Parten                                     $    515   $    632


       50% share of operating expenses of gathering
       systems operated by pipeline company owned
       by John R. Parten                                  $    384   $    531

       Net oil and gas royalties from companies
       owned by a current stockholder and
       by a company owned by John R. Parten               $    228   $    308

       Ranch lease rentals received from the J.R.
       Parten Ranch Trust created under the will
       of J.R. Parten                                     $    100   $    100

       Farm produce sales received from the J.R.
       Parten Ranch Trust                                 $     91   $     83

       Allocated salaries, payroll taxes,
       office rent, and other operating expenses by
       the J.R. Parten Ranch Trust                        $     38   $     36

       Rental income received from:
         Pipeline company owned by John R. Parten         $      8   $      8
         Company owned by John R. Parten                  $     37   $     37
         Other related parties                            $     10   $     10
         Trinity Valley Pecan Co.                         $     18   $     18

        The Company borrowed $610,000 on October 28, 2002 from Capital Farm Credit at 6.65% annual interest pursuant to a 15-year note (the "Note"). Approximately $200,000 of the Note will be used to fund the repurchase of shares pursuant to this going private transaction. The Company advanced $400,000 as capital to Trinity Valley Pecan Company, an entity in which the Company has a 50% ownership interest, in connection with transactions not related to the Reverse Stock Split. The capital contribution allowed Trinity Valley Pecan Company to repay certain outstanding bank debt (on which the Company was a guarantor) and outstanding payables, including approximately $120,000 in outstanding payables owed to the Company. Simultaneously with the loan transaction, the Company paid off a note in the original principal amount of $210,000 with the proceeds from the outstanding payables owed to the Company and cash flow from the Company. John R. Parten, the President and Chairman of the Board of the Company personally guaranteed the Note and was a guarantor on the $210,000 note that was repaid. The other 50% owner of Trinity Valley Pecan Company previously advanced an additional $400,000 in capital.

         The information set forth in the Form 10-KSB for the year ended October 31, 2002 under the caption "DESCRIPTION OF BUSINESS" is incorporated herein by reference.


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     (b)  SIGNIFICANT CORPORATE EVENTS. None.

     (c)  NEGOTIATIONS OR CONTACTS. None.

     (d)  AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES. None.

Item 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     (a) USE OF SECURITIES ACQUIRED. Outstanding shares of the Company's Old Common Stock, par value $1.00, that would otherwise be converted into a fractional share of the Company's New Common Stock, $1,000 par value, will be cancelled; otherwise, no securities will be acquired in the transaction.

     (b)  PLANS.
          1) There are no plans, proposals or negotiations that might result in any extraordinary transactions involving the Company or its subsidiaries, aside from the going private transaction described herein.
          2) There are no plans, proposals or negotiations that might result in any purchase, sale or transfer of a material amount of assets of the Company.
          3) There are no plans, proposals or negotiations that might result in any change in the present dividend rate or policy, or any indebtedness or capitalization of the Company.
          4) There are no plans, proposals or negotiations that might result in any change in the present board of directors or management of the Company except in the normal course of board member retirement and replacement.
          5) There are no plans, proposals or negotiations that might result in any change in the Company's corporate structure or business.
          6) The securities of the Company are not currently listed on any national securities exchange or quoted on an automated quotations system operated by a national securities association.
          7) The Company has only one class of securities, and, if the Reverse Stock Split is approved, the transaction will result in the securities becoming eligible for termination of registration under Section 12(g)(4) of the Act.
          8) If the transaction is approved, the Company's obligation to file periodic reports under Section 15(d) of the Act will be suspended.

Item 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

     a)   PURPOSES.
          Refer to the information set forth in the Proxy Statement under the caption "PURPOSE AND REASONS FOR THE REVERSE STOCK SPLIT."

     b)   ALTERNATIVES.
          Refer to the information set forth in the Proxy Statement under the captions "BOARD OF DIRECTORS DETERMINATION", "PRICE RANGE OF COMMON STOCK AND DIVIDENDS" and "FAIRNESS OF THE REVERSE STOCK SPLIT PROPOSAL."


     c)   REASONS.
          Refer to the information set forth in the Proxy Statement under the caption "PURPOSE AND REASONS FOR THE REVERSE STOCK SPLIT."

     d)   EFFECTS.
          Refer to the information set forth in the Proxy Statement under the captions "EXCHANGE OF CERTIFICATES AND PAYMENT OF FRACTIONAL SHARES," "CERTAIN EFFECTS OF REVERSE STOCK SPLIT PROPOSAL ON THE COMPANY'S SHAREHOLDERS," and "FEDERAL INCOME TAX CONSEQUENCES."


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Item 8.  FAIRNESS OF THE TRANSACTION

     (a)  FAIRNESS.
          Refer to the information set forth in the Proxy Statement under the caption "FAIRNESS OF THE REVERSE STOCK SPLIT PROPOSAL."

     (b)  FACTORS CONSIDERED IN DETERMINING FAIRNESS.
          Refer to the information set forth in the Proxy Statement under the caption "FAIRNESS OF THE REVERSE STOCK SPLIT PROPOSAL."

     (c) APPROVAL OF SECURITY HOLDERS. The transaction does not require the approval of a majority of the unaffiliated shareholders voting as a separate class. The transaction will require the approval of two-thirds of the shares present in person or by proxy at the Special Meeting.

     (d) UNAFFILIATED REPRESENTATIVE. A majority of the directors who are not employees of the Company have not retained an unaffiliated representative to act solely on behalf of unaffiliated shareholders for purposes of negotiating the terms of this transaction. Proxy statements for approximately 370 of the 730 shareholders of the Company who would receive fractional shares have been returned with incorrect addresses at least two consecutive years. Due to the large number of unaffiliated shareholders that the Company cannot locate, the Board determined that it was not practical to retain an unaffiliated representative to act solely on behalf of unaffiliated shareholders.

     (e) APPROVAL OF DIRECTORS. This transaction was unanimously approved by the Directors, including all directors who are not employees of the Company.

     (f) OTHER OFFERS. There have been no firm offers made by an unaffiliated person during the last two years to merge or consolidate with the Company, acquire significant part of the Company's assets, or acquire a controlling interest of the Company's securities.

Item 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

     (a)  REPORT, OPINION OR APPRAISAL.
          Refer to the information set forth in the Proxy Statement under the captions REPORTS RELATING TO THE STOCK SPLIT and in Exhibits (c)(1)-(8) attached hereto.

     (b)  PREPARER AND SUMMARY OF THE REPORT, OPINION OR APPRAISAL.

          Refer to the information set forth in the Proxy Statement under the caption REPORTS RELATING TO THE STOCK SPLIT and in Exhibits (c)(1)-(8) attached hereto.


     (c)  AVAILABILITY OF DOCUMENTS.
          The original reports of HFBE, Smith, Huddleston and Hawkins are attached as Exhibits (c)(1)-(4) hereto. The amended reports of HFBE and Huddleston are attached as Exhibits (c)(5), (6), (7) and (8). The original and amended reports are also available for inspection and copying at the principal executive offices of the Company during regular business hours by any interested security holder of the Company or their representative who has been so designated in writing. These reports consist of all the materials reviewed by

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the Board of Directors and there were no other board books, experts or other underlying materials. In addition, the Company will provide a copy of the reports to any interested equity security holder of the Company or their representative who has been so designated in writing upon written request at the expense of the requesting security holder.

Item 10.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

     (a) The Company has arranged for a loan to finance most of the payments for fractional shares. The Company believes that if additional cash is required, it will be able to used existing cash flow to pay the purchase price and related expenses.

     (b) The Company completed the loan transaction on October 28, 2002, and there are no outstanding material conditions to complete the financing. The Company has no alternative financing plans.

     (c) The cost of the transaction is expected to be approximately $216,500, not including the payment to cashed out shareholders. The expenses of the transaction are estimated as follows:

          Legal fees                         $103,500
          Solicitation materials             $  5,000
          Valuation expenses                 $ 46,500
          Accounting expenses                $ 56,500
          Mailing expenses                   $  5,000
          -------------------------------------------
          Total                             $ 216,500


         On November 20, 2002, the Company received a current report from CEDE & Company showing the actual individual holdings as of November 7, 2002 held by CEDE. Based on this report and internal Company shareholder records, the Company has determined that as of November 7, 2002, approximately 58,000 shares of Old Common Stock will be cashed out. If the transaction were completed as of November 7, 2002, the cash payment that would have been issued to cashed out shareholders would have been $225,620 based on 58,000 shares of stock being cashed out at $3.89 per share. The actual number of shares to be purchased will depend on the shareholders of record on the final record date established by the Company.

     (d) The Company borrowed $610,000 on October 28, 2002 from Capital Farm Credit pursuant to a 15-year note (the "Note") secured by real estate of the Company. The stated interest rate of the Note is 6.650% and the effective interest rate is 6.8287%. Of the $610,000 borrowed, approximately $200,000 will be used to fund the repurchase of shares. The Company plans to repay the Note out of the operating cash flow of the Company.

         The remaining proceeds of the Note have been contributed to Trinity Valley Pecan Company, an entity in which the Company has a 50% ownership interest, in connection with transactions not related to the Reverse Stock Split. The Company contributed capital of $400,000 to Trinity Valley Pecan Company in two installments: $156,683.34 on October 29, 2002 and $243,316.66 on October 31, 2002. The capital contribution allowed Trinity Valley Pecan Company to repay certain outstanding bank debt (on which the Company was a guarantor) and outstanding payables, including approximately $120,000 in outstanding payables owed to the Company. The other 50% owner of Trinity Valley Pecan Company previously contributed an additional $400,000 in capital.

Item 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a)  SECURITIES OWNERSHIP.
          The information set forth in the Proxy Statement under the caption "OWNERSHIP OF VOTING SECURITIES OF THE COMPANY" is incorporated herein by reference.

     (b)  SECURITIES TRANSACTIONS. None.

Item 12.  THE SOLICITATION OR RECOMMENDATION

As all of the Directors believe this transaction is in the best interests of the Company and all of its unaffiliated shareholders, and all of the Directors intend to vote their shares in favor of this transaction. The Board of Directors controls approximately 74.28% of the issued and outstanding stock of the Company.

No Director or executive officer has made a recommendation separate from the unanimous resolutions adopted by the directors either in support of or opposed to this transaction to any other party.

Item 13.  FINANCIAL STATEMENTS.

Audited financial statements for the two previous fiscal years required to be filed with the Company's most recent annual report under Sections 13 and 15(d) of the Exchange Act, have been filed with the Company's most recent annual report on Form 10-KSB for the fiscal year ended October 31, 2002, found under the heading Item 7 Financial Statements. The financial statements for the quarters ended January 31, 2003 and April 30, 2003 have been filed on Forms 10-QSB, also found under the heading Item 1, Financial Statements. The financial statements in the Form 10-KSB for the year ended October 31, 2002, and in the Forms 10-QSB for the quarters ended January 31, 2003 and April 30, 2003 are incorporated herein by reference. The Annual Report on Form 10-KSB was filed on January 29, 2003 and amended in June 2003, the Form 10-QSB for the quarter ended January 31, 2003 on March 17, 2003, and the Form 10-QSB for the quarter ended April 30, 2003 on June 17, 2003. The Annual Report for the year ended October 31, 2002 is included with the mailing of the proxy statement to shareholders.

Copies of the Company's reports are available for review from the EDGAR filings obtained through the SEC's Internet Website (http://www.sec.gov). Upon request to the Company's offices at 16945 Northchase Drive, Suite 1800, Houston, Texas 77060, phone 281-874-2101, the Company will provide to any shareholder of the Company, without charge, a copy of any and all documents filed with the SEC incorporated by reference herein that are not included with this Proxy Statement.

In addition to the financial statements incorporated by reference, supplementary financial information follows:

SEVEN J STOCK FARM, INC. AND
SUBSIDIARY
PRO FORMA CONSOLIDATED
BALANCE SHEET
(IN THOUSANDS EXCEPT FOR
SHARE DATA)
APRIL 30, 2003

                                                                                       Pro Forma
                                                                                      Adjustments
                                                                Historical               * **            Pro Forma
                                                               ------------        ----------------     ------------
             ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                       $   165             $   (72)            $    93
  Accounts receivable - trade                                          28                  --                  28
  Accounts receivable - related parties                               177                  --                 177
  Deferred income taxes                                                20                  --                  20
  Other current assets                                                  1                  --                   1

                                                                  -------             -------             -------
TOTAL CURRENT ASSETS                                                  391                 (72)                319

PROPERTY AND EQUIPMENT, net                                         1,476                  --               1,476

OTHER ASSETS                                                           55                  --                  55

                                                                  -------             -------             -------
       TOTAL ASSETS                                               $ 1,922             $   (72)            $ 1,850
                                                                  =======             =======             =======

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable -  trade                                       $    95                  --             $    95
  Accounts payable -  related parties                                 104                  --                 104
  Bank overdrafts                                                       8                 154                 162
  Accrued expenses                                                     40                  --                  40
  Accrued taxes other
  than income taxes                                                    23                  --                  23
  Accrued income taxes                                                  5                  --                   5
  Note payable                                                          1                  --                   1
  Current maturities of long-term debt                                 36                  --                  36

                                                                  -------             -------             -------
TOTAL CURRENT
LIABILITIES                                                           312                 154                 466




LONG-TERM DEBT                                                        625                 --                  625

DEFERRED INCOME TAXES                                                  39                 --                   39

ACCRUED LOSS CONTINGENCY FOR 50% OWNED AFFILIATE                      246                 --                  246

DEFERRED REVENUES                                                       3                 --                    3

                                                                  -------             -------             -------
TOTAL LIABILITIES                                                   1,225                 154               1,379

SHAREHOLDERS' EQUITY

  Common stock                                                      1,451{A1}             (58)              1,393{B1}
  Accumulated deficit                                                (754)               (168)               (922)

                                                                  -------             -------             -------
TOTAL SHAREHOLDERS' EQUITY                                            697                (226)                471


                                                                  -------             -------             -------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                        $ 1,922             $   (72)              $1850
                                                                  =======             =======             =======


BOOK VALUE PER SHARE                                              $ 0.48{A2}                              $338.12{B2}
                                                                  =======                                 =======

SEVEN J STOCK FARM, INC. AND SUBSIDIARY
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
(IN THOUSANDS EXCEPT FOR SHARE DATA)
FOR THE YEAR ENDED OCTOBER 31, 2002

                                                                             Pro Forma
                                                          Historical,        Adjustments
                                                         as restated            * **                Pro Forma
                                                        ---------------    ---------------        -------------

REVENUES

Pipeline operations                                           $  515                --               $  515
Net oil and gas royalties                                        228                --                  228
Ranch lease rentals                                              199                --                  199
Farm produce sales                                               393                --                  393
Contract and irrigation service                                   39                --                   39
Other revenues                                                  --                  --                   --

                                                              ------              ------              ------
     TOTAL REVENUES                                            1,374                --                 1,374


COSTS AND EXPENSES
Operating expenses                                               740                --                   740
General and administrative expenses                              302                --                   302
Depreciation, amortization, and impairment                       170                --                   170
Equity in loss of 50% owned affiliate                             73                --                    73
Interest expense                                                  14                --                    14
Taxes - other than income taxes                                   45                --                    45

                                                              ------              ------              ------
TOTAL COSTS AND EXPENSES                                       1,344                --                 1,344


INCOME BEFORE BENEFIT FOR INCOME TAXES                            30                --                    30


INCOME TAX BENEFIT (PROVISION)                                    37                --                    37


                                                              ------              ------              ------
NET INCOME                                                    $   67                --                $   67
                                                              ======              ======              ======


NET INCOME PER SHARE - BASIC AND DILUTED                      $(0.05){A3}                             $(48.10){B3}
                                                              ======                                  =======


SEVEN J STOCK FARM, INC. AND SUBSIDIARY PRO FORMA
CONSOLIDATED STATEMENT OF OPERATIONS (IN THOUSANDS EXCEPT FOR
SHARE DATA) FOR THE SIX MONTHS ENDED APRIL 30, 2003


                                                                                Pro Forma
                                                                                Adjustments
                                                               Historical         *, **                Pro Forma
                                                             ---------------   ---------------      --------------
REVENUES

Pipeline operations                                               $ 327                --                $ 327
Net oil and gas royalties                                           118                --                  118
Ranch lease rentals                                                  95                --                   95
Farm produce sales                                                   29                --                   29
Contract and irrigation service                                      13                --                   13
Other revenues                                                        3                --                    3

                                                                  -----               -----               -----
     TOTAL REVENUES                                                 585                --                   585


COSTS AND EXPENSES
Operating expenses                                                  433                --                   433
General and administrative expenses                                 201                --                   201
Depreciation, amortization, and impairment                           86                --                    86
Equity in loss of 50% owned affiliate                                28                --                    28
Interest expense                                                     22                --                    22
Taxes - other than income taxes                                      23                --                    23

                                                                  -----               -----               -----
TOTAL COSTS AND EXPENSES                                            793                --                   793


LOSS BEFORE PROVISION FOR INCOME TAXES                             (208)                                   (208)


INCOME TAX
BENEFIT                                                               7                --                     7


                                                                  -----               -----               -----
NET
LOSS                                                              $(201)               --                 $(201)
                                                                  =====               =====               =====


NET LOSS PER SHARE - BASIC AND DILUTED                            $(0.14){A3}                             $(144.29){B3}
                                                                  ======                                  ========


*The pro forma adjustments above represent the adjustments reflecting the approval of the 1000 for 1 reverse stock split in which each share of $1 par value Old Common Stock is reclassified into 1/1000 of a share of $1,000 par value New Common Stock. As part of the reverse stock split, 58,000 fractional shares are to be cashed-out and payments made to shareholders in lieu of fractional shares at a per share price of $3.89 totaling $225,620. The pro forma adjustment of $225,620 for the purchase of the fractional shares reduces cash and cash equivalents and increases bank overdrafts. The pro forma adjustment of 58,000 represents the purchase of the fractional shares at par value ($1.00/share)and is charged to common stock. The pro forma adjustment of $167,620 charged to accumulated deficit represents the excess purchase price ($3.89/share) over the par value ($1.00/share) of the fractional shares in accordance with the retirement method of acquiring treasury stock.

**The pro forma basic and diluted weighted average number of shares outstanding and net income (loss) per share information has been restated to reflect the effects of the Reverse Stock Split. The nonrecurring costs associated with legal and other professional fees associated with the Reverse Stock Split of approximately $216,500, except for the costs that are included in the historical amounts, are not included as pro forma adjustments since they do not have a continuing impact on operations.

{A1} Common stock, par value $1 per share: authorized 1,500,000 shares; issued and outstanding 1,451,000 shares
{B1} Common stock, par value $1,000 per share: authorized 1,500 shares; issued and outstanding 1,393 shares
{A2} 1,451,000 shares outstanding.
{B2} 1,393 shares outstanding.
{A3} 1,451,000 weighted average shares outstanding.
{B3} 1,393 weighted average shares outstanding.


Seven J Stock Farm, Inc and Subsidiary
Financial Information as required under Item 1010(a)(3) & (b) (2)

RATIOS OF CONSOLIDATED EARNINGS TO FIXED CHARGES

The following table sets forth the Company's consolidated ratios of earnings to fixed charges for the periods as shown:


                       Historical             Historical, as restated
                   Six Months ended            Year Ended October 31,

                    APRIL 30, 2003             2002             2001
                  ------------------------------------------------------
Actual (1) (2)          (5.03)                 1.75             0.41


The Company's consolidated ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings are the sum of income (loss) from continuing operations before income taxes, including equity method losses, since the Company guarantees the debt of the investee, and fixed charges. Fixed charges include interest, whether expensed or capitalized, such portion of rental expense that can be demonstrated to be representative of the interest factor in the particular case, and the associated estimated fixed charges associated with the debt of Trinity Valley Pecan Company, Inc., its 50% owned affiliate, since the Company has guaranteed the debt and it is probable that the Company will be required to honor the guarantee. For the six months ended April 30, 2003, earnings were insufficient to cover fixed charges as evidenced by a less than one-to-one coverage ratio as shown above. Additional earnings of $208,000 would be necessary for the six months ended April 30, 2003 to provided a one-to-one coverage ratio.

The deficiency in the ratio of consolidated earnings to fixed charges for the six months ended April 30, 2003 is due to the increase in operating and general and administrative expenses. Operating expenses increased $130,000 or 43% for the six months ended April 30, 2003 as compared to the six months ended April 30, 2002. The increase was primarily due to increases in pipeline operating expenses from an increase in compressor fuel costs and ranch operating expenses from an increase in repair and maintenance costs. General and administrative expenses increased $105,000 or 109% for the six months ended April 30, 2003. The increase was primarily due to increased consulting and legal fees associated with the costs of taking the Company private.

For the year ended October 31, 2001, earnings were insufficient to cover fixed charges as evidenced by a less than one-to-one coverage ratio as shown above, Additional earnings of $40,000 was necessary for the year ended October 31, 2001 to provide a one-to-one coverage ratio.

The deficiency in the ratio of consolidated earnings to fixed charges for the year ended October 31, 2001 is due to the equity loss of a 50% owned affiliate and an increase in operating and general and administrative expenses. The Company's consolidated financial statements reflect an equity method loss of $139,000 to the extent of its investment, loan, advances and future commitments to its 50% owned affiliate. The Company jointly and severally guarantees certain of the Trinity Valley Pecan Company's debt; and therefore, is continuing to record losses attributable to such investment even though the basis of such investment has been reduced to zero. Operating expenses increased $120,000 or 16% for fiscal year 2001 as compared to fiscal year 2000. The increase was primarily due to repairs and maintenance of a tractor and pivot irrigation system, fertilizer, and the costs of operating HAYCO, a hay-producing joint venture, formed during June 2001.

(1) The ratios of consolidated earnings to fixed charges is equivalent to the pro forma calculation since the Company's historical consolidated statements of operations have no pro forma adjustments.

(2) The Company has guaranteed certain bank loans of Trinity. The guaranteed loans include a plant construction loan and working capital lines-of-credit with principal balances totaling approximately $361,000, $367,000 and $933,000 at April 30, 2003, October 31, 2002 and 2001, respectively. The loans bear interest at rates ranging from 7.95% to 9.50% and mature beginning August 2004 through October 2005. The loans are also guaranteed jointly and severally by another related party. The Company has included its estimated associated fixed rate charges of $10,500, $21,000 and $44,000 for the six months and years ended April 30, 2003, October 31, 2002 and 2001, respectively, in the consolidated ratios of earnings to fixed charges.

SEVEN J STOCK FARM, INC. AND SUBSIDIARY
FINANCIAL INFORMATION AS REQUIRED UNDER ITEM 1010(a)(3)&(b)(2)

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES



                                                                           HISTORICAL:      HISTORICAL,      HISTORICAL,
                                                                           SIX MONTHS       AS RESTATED:     AS RESTATED:
                                                                           ENDED APRIL      YEAR ENDED       YEAR ENDED
DESCRIPTION                                                                  30, 2003       10/31/2002       10/31/2001
------------------------------------------------------------------        -------------    -------------    -------------

EARNINGS:
    Pretax income (loss) from continuing operations after minority
    interest and equity method losses                                      $ (208,000)       $  30,000       $ (40,000)

  ADD BACK:
    Minority interest                                                           --               --              --
    Equity method losses (not added back due to debt guarantee)                 --               --              --
                                                                           ---------        ---------       ---------
    Pretax income from continuing operations before minority
    interest and equity method losses                                       (208,000)          30,000         (40,000)

  PLUS:
   Fixed charges:
    Interest expense                                                          22,000           14,000          23,000
    Capitalized interest                                                        --               --              --
    Amortization of debt discount or premium                                    --               --              --
    Amortization of capitalized expenses related to debt                        --               --              --
    An estimate of the interest component of rent expense                      2,000            5,000           1,000
    The Company's share of pretax losses for which charges arising
    from guarantees of a equity method investee's debt                        10,500           21,000          44,000
   Other earnings adjustments:
    Amortization of capitalized interest                                        --               --              --
    Distributed income of equity investees                                      --               --              --
    Preferred dividend requirements of consolidated subsidiaries                --               --              --
                                                                           ---------        ---------       ---------
                                                                            (173,500)          70,000          28,000
  MINUS:
    Capitalized interest                                                        --               --              --
    Preferred dividend requirements of consolidated subsidiaries                --               --              --
    Minority interest in pretax income of subsidiaries that have not
    incurred fixed charges                                                      --               --              --

                                                                           ---------        ---------       ---------



EARNINGS                                                                   $(173,500)       $  70,000       $  28,000
                                                                           =========        =========       =========


FIXED CHARGES:
    Interest expense                                                       $  22,000        $  14,000       $  23,000
    Capitalized interest                                                        --               --              --
    Amortization of debt discount or premium                                    --               --              --
    Amortization of capitalized expenses related to debt                        --               --              --
    An estimate of the interest component of rent expense                      2,000            5,000           1,000
    The Company's share of  pretax losses for which charges arising
    from guarantees of a equity method investee's debt                        10,500           21,000          44,000

                                                                           ---------        ---------       ---------
FIXED CHARGES                                                              $  34,500        $  40,000       $  68,000
                                                                           =========        =========       =========


RATIO OF EARNINGS TO FIXED CHARGES                                             (5.03)            1.75            0.41
                                                                           =========        =========       =========


AMOUNT OF RATIO DEFICIENCY                                                 $ 208,000        $    --         $  40,000
                                                                           =========        =========       =========


Item 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

No person or class of persons are directly or indirectly employed, retained, or are to be compensated to make solicitations or recommendations in connection with this transaction.

The services of the Company's President, Secretary and other staff will be used in connection with the Reverse Stock Split. These employees will assist in the preparation of documents filed with the SEC as well as the preparation of a shareholders list and other items in conjunction with the Special Meeting.

Item 15. ADDITIONAL INFORMATION.

No additional material is required under this item.

Item 16. EXHIBITS.

(a) Definitive Proxy Statement of the company filed with Commission on the date hereof and incorporated herein as reference;

(b)*  Promissory Note dated October 28, 2002;
(c)

      (1)* Valuation of Howard Frazier, Barker & Elliott, Inc. and related fairness opinion, prepared by HFBE on behalf of the Board of Directors, all dated as of October 29, 2002;

      (2)*  Appraisal of James Conner Smith, M.A. ARA, dated September 18, 2002;

      (3)* Estimated Future Reserves and Revenues Report from Huddleston & Co., Inc., dated as of January 1, 2002;

      (4)* Equipment Values from Hawkins, James & Still Equipment Co, dated August 19, 2002;

      (5)* Amended Opinion Letter of Howard, Frazier, Barker & Elliott, Inc. and related written materials presented to the Board of Directors, dated February 14, 2003;

      (6)* Letter from Howard, Frazier, Barker & Elliott, Inc., concerning the restatement of the financial statements, dated June 24, 2003.

      (7)* Estimated Fair Market Value Report from Huddleston & Co., Inc. as of January 1, 2003 dated February 11, 2003. (Item ( c)(6).

      (8)* Estimated Reserves and Revenues as of January 1, 2003, pursuant to Regulation 5-K, Item 102, and Regulation S-X Rule 4-10 and Financial Accounting Standards Board Statement No. 69., dated February 10, 2003. (Item ( c)(7).

(d)   Not applicable.
(e)   Not applicable.
(f)   Not applicable.
(g)   Not applicable.
(h)   Not applicable.
*     Previously filed.


SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/ JOHN R.PARTEN
--------------------------------------
John R.Parten, Chairman and President

August 20, 2003

/s/ JOHN R. PARTEN
--------------------------------------
John R. Parten, Individually

August 20, 2003

/s/ ROBERT F. PRATKA
--------------------------------------
Robert F. Pratka, Vice President and Treasurer

August 20, 2003

/s/ BRUCE FRANKE
--------------------------------------
Bruce Franke, Director

August 20, 2003

/s/ WILLIAM C. BENNETT
--------------------------------------
William C. Bennett, Director

August 20, 2003